U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

BALDWIN, III                        L.                     THOMAS
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   (Last)                            (First)              (Middle)

141 WEST JACKSON BOULEVARD, SUITE #2850
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                                    (Street)

CHICAGO                                 IL                   60606
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   (City)                            (State)                (Zip)

NHANCEMENT TECHNOLOGIES, INC. (NHAN)
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


SEPTEMBER, 2000
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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COMMON STOCK, $.01 par value          09/1/00         P               49,500      A      $14.21
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COMMON STOCK, $.01 par value          09/5/00         P               11,900      A      $15.30
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COMMON STOCK, $.01 par value          09/6/00         P               16,000      A      $15.81
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COMMON STOCK, $.01 par value          09/7/00         P               11,700      A      $15.23
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COMMON STOCK, $.01 par value          09/8/00         P               10,000      A      $15.06
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COMMON STOCK, $.01 par value          09/11/00        P               10,500      A      $14.60
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COMMON STOCK, $.01 par value          09/12/00        P               39,600      A      $13.81
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COMMON STOCK, $.01 par value          09/13/00        P               24,100      A      $13.60
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COMMON STOCK, $.01 par value          09/14/00        P               48,900      A      $15.17
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COMMON STOCK, $.01 par value          09/15/00        P               15,200      A      $15.70
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COMMON STOCK, $.01 par value          09/18/00        P               68,200      A      $15.74
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COMMON STOCK, $.01 par value          09/19/00        P                1,100      A      $15.77
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COMMON STOCK, $.01 par value          09/20/00        P                5,900      A      $15.32
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COMMON STOCK, $.01 par value          09/21/00        P               37,300      A      $15.00
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COMMON STOCK, $.01 par value          09/22/00        P               44,300      A      $15.01
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COMMON STOCK, $.01 par value          09/25/00        P               10,500      A      $15.40
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COMMON STOCK, $.01 par value          09/26/00        P                  300      A      $13.96
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COMMON STOCK, $.01 par value          09/27/00        P              115,400      A      $15.59
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COMMON STOCK, $.01 par value          09/28/00        P               75,600      A      $16.66
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COMMON STOCK, $.01 par value          09/29/00        P               20,500      A      $16.82       573,085 (1)   D
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                                                                                                    1,212,407 (1)   I
                                                                      By: Rosenthal Collins Group, L.L.C.
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                                                                                                      540,200 (1)   I
                                                                      By: Rosenthal Collins Equities, L.L.C.
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


(1) On 9/29/00, Rosenthal Collins Equities, L.L.C. transferred 300,845 shares and its affiliate, Rosenthal Collins Group, L.L.C., transferred 199,155 shares to this reporting person's securities account at First Security Van Kasper, Inc., an unaffiliated broker/dealer. Indirect beneficial ownership remains in this reporting person.


                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                                Common
                                                                                Stock,
Common Stock                                                                    $.01 par
Warrant             $6.00    9/8/00(2) J(2)     300,000      9/8/00(2) 7/31/01   value   300,000  Services(2) 300,000 D
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Explanation of Responses:

(2) On 9/8/00, this reporting person received from the Issuer common stock warrants to purchase 300,000 shares of common stock at $6.00 per share, in consideration of financial consulting services being provided by him to the Issuer. The Common Stock Warrant instrument is dated as of 7/31/00 and expires on 7/31/01.





/s/ L. Thomas Baldwin III                                       10/10/00
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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